Exhibit 99.1

NEWS RELEASE

CONTACT:

Gary S. Maier

(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2022

FOURTH QUARTER AND YEAR-END RESULTS

--Sales Up Sharply for Both Periods; Return to Profitability for Year--

HONG KONG —June 30, 2022 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal year ended March 31, 2022 – reflecting a year-over-year improvement due to more normalized levels of operational activity at the company’s factories since the beginning of the global pandemic, coupled with increased demand for products.

Net sales for the fiscal 2022 fourth quarter increased 62.8 percent to $3.0 million from $1.8 million a year ago – reflecting the benefit of a more normalized level of operations at the company’s factory in Myanmar. Sales a year ago were impacted by the closure of the company’s Myanmar factory for a two-week period in March due to the military takeover and a shortage of raw materials and components that limited production.

The company reported a reduced net loss for the quarter of $369,000, or $0.09 per share, compared with a net loss of $551,000, or $0.14 per share, a year earlier. Results for the quarter were impacted by a shutdown at the company’s factory in China for approximately 10 days due to government mandates related to Covid-related case levels in the area. In addition, results were impacted by conservative provisions related to certain items for income tax provisions, anticipated credit losses on accounts receivable, aged inventories and potential severance payments.

Net sales for fiscal 2022 increased 34.8 percent to $12.4 million from $9.2 million a year ago. Net income for fiscal 2022 was $443,000, or $0.11 per diluted share, compared with a net loss of $461,000, or $0.12 per diluted share, a year earlier.

“The increase in net sales for fiscal 2022, as well as the fourth quarter, was primarily attributable to (i) a more normalized level of operating activity at both our Yangon, Myanmar and Shenzhen, China factories, (ii) improved delivery of electronic components and delivery of a new electronic product to a new customer based in the United States, and (iii) a general resurgence of demand in Europe, following the reduction of COVID-19 cases,” said Roland Kohl, chairman, president and chief executive officer.

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Highway Holdings Ltd.

He noted fiscal 2022 financial results were impacted by world-wide material shortages, including electronic components and semiconductors, in particular electronic components and circuits for an electronic game product for a U.S. customer, which was delayed by approximately one year due to these supply chain factors.

Gross profit for the fiscal 2022 fourth quarter was $889,000 compared with $387,000 a year ago. Gross profit as a percentage of sales was 29.6 percent compared with 20.9 percent in fiscal 2021. Gross profit as a percentage of sales for the fiscal 2022 fourth quarter returned to more normalized levels. Gross margin a year ago was impacted by negative events such as the closure of the company’s Myanmar factory for a two-week period in March and the shortage of raw materials and components that limited production.

Gross profit for fiscal 2022 was $3.8 million compared with $2.7 million a year earlier. Gross profit as a percentage of sales for fiscal 2022 was 30.5 percent compared with 29.5 percent a year earlier.

Selling, general and administrative expenses increased slightly to $1,055,000 from $1,046,000 a year ago. For the full fiscal year, selling general and administrative expenses decreased slightly to $3.2 million from $3.3 million last year, as a result of the company’s continuous control of expenses.

The company realized a currency exchange loss of $24,000 in fiscal 2022 compared with a currency exchange loss of $60,000 a year ago, mainly due to a stronger RMB. The company does not undertake any currency hedging transactions.

Kohl noted that the company’s balance sheet remains strong. Total current assets at March 31, 2022, were $12.3 million, with working capital of $7.1 million and a current ratio of 2.4:1. Total cash and time deposits were $7.1 million, or $1.69 per diluted share. Total accounts receivable at March 31, 2022 increased to $2.3 million from $1.0 million a year ago. The significant increase in net sales in the fiscal 2022 fourth quarter contributed to this increase.

Kohl highlighted the company’s strong financial position with total equity of $9.3 million at March 31, 2022 -- representing approximately $2.21 per diluted share.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, the political situation in Myanmar, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, (Audited)
	2022	2021	2022	2021

Net sales	$3,008	$1,848	$12,365	$9,168
Cost of sales	2,119	1,461	8,595	6,461
Gross profit	889	387	3,770	2,707
Selling, general and administrative expenses	1,055	1,046	3,203	3,323
Operating (loss)/income	(166)	(659)	567	(616)

Non-operating items

Exchange loss, net	(4)	0	(24)	(60)
Interest income	2	1	11	16
Gain on disposal of assets	0	0	14	9
Other (expense)/income	(1)	43	0	51
Total non-operating (expenses)/income	(3)	44	1	16

Net (loss)/income before income tax and non-controlling interests	(169)	(615)	568	(600)
Income taxes	(201)	66	(101)	146
Net (loss)/income before non-controlling interests	(370)	(549)	467	(454)

Less: Net gain/(loss) attributable to non-controlling interests	(1)	2	24	7
Net (loss)/income attributable to Highway Holdings Limited shareholders	$(369)	$(551)	$443	$(461)

Net (loss)/income per share:
Basic	$(0.09)	$(0.14)	$0.11	$(0.12)
Diluted	$(0.09)	$(0.14)	$0.11	$(0.12)

Weighted average number of shares outstanding:
Basic	4,033	4,006	4,033	4,006
Diluted	4,033	4,006	4,188	4,006

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2022	2021
Current assets:
Cash and cash equivalents	$6,010	$7,757
Time deposits	1,075	-
Accounts receivable, net of doubtful accounts	2,260	973
Inventories	2,350	2,238
Prepaid expenses and other current assets	620	513
Income tax recoverable	7	-
Total current assets	12,322	11,481

Property, plant, and equipment, (net)	643	833
Operating lease right-of-use assets	1,799	2,795
Long-term deposits	-	282
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$14,859	$15,486

Current liabilities:
Accounts payable	$828	$653
Operating lease liabilities, current	933	821
Accrual expenses and other liabilities	2,599	2,347
Income tax payable	620	58
Dividend payable	202	85
Total current liabilities	5,182	3,964

Long-term liabilities:
Operating lease liabilities, non-current	268	1,142
Deferred income taxes	140	607
Total liabilities	5,590	5,713

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	40	40
Additional paid-in capital	11,816	11,709
Accumulated deficit	(2,284)	(2,041)
Accumulated other comprehensive (loss)/income	(303)	48
Non-controlling interests	-	17
Total equity	9,269	9,773
Total liabilities and shareholders’ equity	$14,859	$15,486

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